August 30, 2006

Mail Stop 4561

Mr. D.M. Rusty Moore
President and Chief Executive Officer
Rush Financial Technologies, Inc.
13355 Noel Road, Suite 300
Dallas, TX 75240

Re: **Rush Financial Technologies, Inc.**
        Registration Statement on Form SB-2
        Filed July 31, 2006
        File No. 333-136194

Dear Mr. Moore:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide the staff with the following additional information regarding the issuance of the Series E Preferred Stock and the warrants associated therewith;

- identify the document wherein the conversion rate of the Preferred is disclosed, the conversion rate of the warrants and any adjustment clauses to the conversion rates of either security;

- identify the date the offering began and the date the offering ended and the market price of the common stock on those dates;

- indicate how many purchasers there were;

- identify, by name, who sold the offering, i.e., any officers and directors, any agents, brokers, dealers, etc.;

- file a Form D for the offering;

- whether any adjustment to the conversion rate of either security has occurred from the date of issuance through the most recent practicable date and whether or not there are any limits to the adjustment rates, i.e., any caps or floor on the conversion adjustment rates; and,

- the gross proceeds from the offering, a list of the offering costs and the net proceeds to the Company.

2. It appears that the offering of the Series E Preferred is subject to NASD rules 4310 (c) (25) (H) (i) and 4460 (i) (1) which requires shareholder approval before an issuance of stock for less than the greater of book or market value of the stock if the issuance is equal to: other securities convertible into 20% or more of the common stock, or 20% or more of the voting power. In this regard, please advise if there has been any communication between the NASD and the Company regarding this issuance and what position the NASD has as to whether this requires shareholder approval. Provide the staff with any NASD response to this issue and provide a legal analysis from the Company of this matter to the staff.

3. With regard to the Preliminary Proxy Statement filed by the Company, advise the staff if the Company believes this would meet the requirements of the NASD rules cited in comment 2 above. If so, provide the staff with a legal analysis on that issue.

4. Please note the updating requirements of Rule 310(g) of Regulation S-B.

5. Please finalize this prospectus by removing such placeholders as "INSERT FILING INFO…", as included on page 30 and "??" as included on page 36.

Cover Page

6. Please provide the maximum aggregate offering price and the registration fee.

The Acquisition, page 3

7.   Please more accurately describe the funding sources for the Acquisition and the issuance
        of the Series E Preferred Stock. For example, was the Series E preferred stock issued to
        the sellers of the assets as partial/full payment? To what compensation are the holders of
        the Series E preferred stock entitled if the shareholders do not authorize an increase in
        shares? Please describe the warrants issued in this transaction and their terms.

The Offering, page 5

8.   Please clarify that you intend to increase the authorized shares of common stock to
        800,000,000 and not the outstanding shares.

Selected Financial Information, page 6

9.   Please update this section to provide the most recent interim period and most recent year
        end financials. In addition, please clarify that you intended to provide the financials for
        the year ended December 31, 2005 and not 2006.

Risk Factors, General

10.   We note that some of your risk factors do not actually convey risks. For example, your
        first heading states that your accounting firm has issued a going concern opinion for the
        company. This is a fact and not a risk. In addition, the body of this risk factor goes into
        detail on what steps you have taken to avoid this risk. Please revise this and other similar
        risk factors so that the heading clearly reflects the risk to the investor and the body
        elaborates on the risk. There are other sections of the prospectus where you can address
        remedial measures the company has taken.

11.   In this section and throughout the risk factors, please revise risk factors that contain "we
        cannot assure you" and similar language. The true risk is not your inability to give
        assurance, but the situation being described. Please revise to describe the risk in the
        forepart of each risk factor.

12.   Please consider including a risk factor that discusses the risk posed by the vendors you
        have not paid and the payments that are severely past due, as described on page 38.

Risks Related to the Offering, page 16

13.   Please disclose what will happen to the Series E Preferred Stock if shareholders do not
        approve the increase in authorized shares.

14.   We note your representation that the Series E Preferred Stock will convert into 233,345,000 shares of common stock. However, this conflicts with the disclosure in your selling shareholder table. Please revise or advise.

Use of Proceeds, page 21

15.   Revise to disclose the amounts to be received upon the exercise of the warrants and the uses, in priority order, that the Company anticipates upon receipt of such funds.

Selling Shareholders, page 21

16.   Please clarify in the first paragraph of this section that the selling shareholders did NOT receive their shares in May 2006, since these shares were not authorized at that time.

17.   Please disclose whether the private placement in May 2006 included a registration rights agreement. If so, please explain why you are registering only 18,000,000 shares rather than the full 233,333,347 shares issued in this private placement.

18.   In the second paragraph of this section, you have represented that none of the selling shareholders has had any material relationship with the company, its predecessors or affiliates, except as identified in the footnotes to the table. No footnotes identify material relationships, however, you disclosed on page 3 that you used the Series E preferred stock to fund the Acquisition. Please confirm that no former shareholders, officers or directors of your predecessors or affiliates are included in your list of selling shareholders.

19.   We note your disclosure on page 24, however, please disclose in this section whether any of the selling shareholders are broker dealers or the affiliates of broker dealers. If any of the selling shareholders are broker dealers, revise the disclosure to clarify that those selling shareholders are underwriters. For any selling shareholder who is an affiliate of a broker dealer must make the following representations:

    a. they purchased the securities to be resold in the ordinary course of business, and

    b. at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If they are not able to make these representations, they must also be identified as underwriters.

20.   Please revise the table to include several subsections, as follows:

- First, list all selling shareholders who participated in the Series E offering, and

- Then list all other shareholders.

In this regard, add total at the end of the listing and insure that the total to be sold reconciles with the number of shares disclosed on the cover page of the Prospectus.

21.   Revise to add footnotes from any selling shareholder listed who is not a natural person and indicate therein the person or persons who have dispositive power.

Plan of Distribution

22.   Revise the first paragraph to indicate that a post-effective amendment will be filed in the event anyone other than those listed, e.g., pledgees, assignees, donees, etc. intends to use the Prospectus to sell the shares or if any broker/dealer or other agent is engaged by any selling shareholder to sell the shares other than in an ordinary brokerage transaction. Such post-effective amendments will list any pledge, assignee, donee, etc. and any agent, broker, dealer etc. and disclose the compensation arrangements.

Legal Proceedings, page 30

23.   We note the disclosure on page 30 regarding the account Terra Nova opened for a resident of Iran, a country identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. Please describe for us any other past, current, or anticipated contacts with Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Include in your response information regarding the specific nature of any products and services sold into Iran, and whether products or services were provided to the government of Iran or persons or entities affiliated with the government of Iran. Please also describe any measures you have instituted to prevent violations of U.S. economic sanctions and export controls.

24.   Please discuss the materiality of the sales and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business contacts with Iran.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 31

25.   In the last sentence of this section, please clarify that you have no obligation to update forward looking statements after the date of this prospectus.

Liquidity, page 38

26.   Please clarify the last sentence on this page, as it does not appear to make sense.

Pro Forma Financial Information, page 41

27.   Please provide your analysis as to how you have determined the accounting method described in the last paragraph of this section is appropriate.

Management, page 41

28.   The staff notes the Form 8-K dated August 4, 2006 that disclosed several changes to the officers of the Company and affiliates. Please make corresponding changes herein, to the signature page as well as to the cover page of the registration statement.

Executive Compensation, page 46

29.   Please disclose what part of Mr. Moore's salary was deferred in 2005 and what the terms
        of this deferral are.

Certain Relationships and Related Transactions, page 49

30.   We note that both of the notes referenced in this section were repaid. Please revise your
        disclosure to reflect what terms the payee took advantage of, rather than describing the
        potential terms.

Principal Shareholders, page 49

31.   Revise the tables presented to disclose the percentage ownership as required by Item 403
        of regulation S-B. In this regard, please comply with instructions 4 and 5 to Item 403. For
        example, the disclosures for Mr. Box should include those shares beneficially owned as
        disclosed in footnote 14.

Available Information, page 56

32.   The SEC moved more than a year ago to the following address: 100 F Street, NE,
        Washington, DC 20549. Please update our address in both paragraphs of this section.

Recent sales of Unregistered Securities, page II-I

33.   Revise to disclose the information required by Item 701 (a) through (d) of regulation S-B.
        In this regard, the listing should include all securities, including derivative securities such
        as options, warrants, etc.

Exhibits Index, page II-4

34.   Please file the opinion as to legality with your next amendment.

35.   Please represent that there have been no material changes to the documents you are
        incorporating by reference since they were originally filed with the SEC. For example,
        please represent that your bylaws and articles of incorporation have not been materially
        changed since their filing in 1997.

36.   Please revise the index to reflect that you have not filed exhibits 31(i); 31(ii); or 32(i)
        with this registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor

cc: Ronald L. Brown
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX 75201